Exhibit 1.02

Conflict Minerals Report of CRH public limited company

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

Section 1: Introduction and Group overview

This is the Conflict Minerals Report of CRH public limited company (herein referred to as “CRH”, the “Group”, “we”, “us”, or “our”) for calendar year 2013 (“Reporting Year 2013”) (excepting conflict minerals that, prior to 31 January 2013, were located outside the supply chain) in accordance with Section 13(p) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13p-1 thereunder (“Rule 13p-1”). Terms used in this report which are not defined herein have the meanings set forth in Form SD. In accordance with Form SD, conflict minerals are tin, tantalum, tungsten and gold (“3TG”).

CRH is a diversified international building materials group headquartered in Ireland. The Group manufactures and distributes a diverse range of products servicing the breadth of construction needs. From the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal, CRH products are used for both new-build and repair and maintenance construction needs in the residential, non-residential and infrastructure sectors. With operations in 35 countries worldwide, CRH employs approximately 76,000 people at over 3,400 operating locations.

CRH’s primary Materials businesses are vertically-integrated aggregates, cement, asphalt and readymixed concrete operations. The Group’s Products businesses make a range of materials for use primarily in residential and non-residential construction. They include a broad range of architectural and structural products, and also accessories to assist in the construction process. CRH distributes building materials to general building contractors, specialist sanitary, heating and plumbing contractors and Do-It-Yourself customers in Europe, and to professional roofing/siding and interior products contractors in the United States.

Our products which contain 3TG include:

•	Certain glazing products: Our BuildingEnvelope® (“BE”) business custom-manufactures architectural glass and engineered aluminium glazing systems. BE is a supplier of high-performance glazing products including insulated, spandrel, laminated, security and sound control glass as well as a broad range of storefronts and entrances, curtain wall and architectural windows. Float glass is used in the manufacture of some of our BE glazing products. We purchase this float glass from our suppliers and it is made by floating molten glass on a bed of molten metal, typically tin. Trace amounts of tin remain present in the float glass after this process;

•	Our Fencing & Security (“F&S”) business is a supplier of security solutions, including fencing and security gate systems for the building industry, manufacturing industry, sports and recreational areas, power stations and airports;

•	Our Shutters & Awnings (“S&A”) group specialises in roller shutter and awning systems; and

•	The primary components of these F&S and S&A products do not contain 3TG however some electronic elements of these products may contain minor amounts of the minerals (e.g. circuit boards, capacitors, solder tags, pcb boards, micro switches or radio controls).

Section 2: Due diligence framework

In accordance with Rule 13p-1, CRH undertook due diligence measures to determine the source and chain of custody of 3TG in its products, as described in Form SD, that are necessary to the functionality or production of the products. CRH designed its due diligence measures to be in conformity, in all material respects, with the internationally recognised due diligence framework as set forth in the Organisation for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) (“OECD Framework”) and related supplements for gold and for tin, tantalum and tungsten.

Conflict Minerals Report of CRH public limited company

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

Section 3: Due diligence measures undertaken

CRH’s due diligence measures for 2013 included the following five steps, consistent with the OECD Framework:

Step 1: Establish company management systems

CRH undertook the following measures to establish management systems per Step 1 of the OECD Framework:

•	Established a cross-functional conflict minerals project team comprised of representatives from our Sustainability, Procurement, Operations, Compliance and Finance functions to direct the overall efforts of the conflict minerals compliance programme;

•	Established a Group policy with respect to sourcing of 3TG from the Democratic Republic of the Congo (DRC) and its adjoining countries (the “Covered Countries”). This policy has been incorporated into our Supplier Code of Conduct (which is available on www.crh.com);

•	Developed a grievance mechanism to report any policy violation via the confidential hotline service;

•	Strengthened engagement with suppliers by informing them that CRH is subject to Section 1502 of the Dodd-Frank Act (Section 13(p) of the Exchange Act). We will include provisions regarding products or components that contain conflict minerals in supply contract renewals and new contracts going forward. We will also require suppliers who provide products or components that contain conflict minerals to complete an annual survey regarding the country of origin of these minerals; and

•	Instituted a retention policy for conflict minerals programme documentation in accordance with existing corporate retention policies and procedures.

Step 2: Identify and assess risks in the supply chain

CRH is a large and complex organisation with 3,400 operating locations and approximately 160,000 direct suppliers. We undertook an assessment within the Group for the use of these minerals:

•	Given the variety of products and geographic spread within the Group, and to maximise the effectiveness of our Reporting Year 2013 compliance resources, we conducted an applicability assessment survey of our Group companies;

•	This survey involved cross-functional inquiry involving procurement managers, environmental, research and development, laboratory and technical staff, general, plant and operations managers, commercial directors and quality control managers;

•	As part of their assessments, our local management teams each conducted a separate process to identify the materials, products, parts and suppliers potentially exposed to the Rule’s requirements. They reviewed our products, production process, vendors and purchases by region/company; and

•	This identified a small number of suppliers who potentially supply products or components to CRH that contain conflict minerals. As determined by the Divisional CEOs, 79 business units representing the Group’s 3,400 locations performed applicability assessments. Three of these business units, representing 128 locations, indicated the use of 3TG (through the purchase of manufactured components that contain them or use them in their production process). The components in question are purchased from 22 suppliers and contain only minute quantities of 3TG.

Conflict Minerals Report of CRH public limited company

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

Step 3: Design and implement a strategy to respond to identified risks

Our reasonable country of origin inquiry (“RCOI”) employed several methods to assess whether the necessary 3TG in our products originated from the Covered Countries. As described in Step 2 above, we undertook an applicability assessment to determine which of our direct suppliers to survey about the presence and country of origin of necessary 3TG.

Our local management teams used both product-centric and supplier-centric approaches, and they excluded suppliers who did not provide parts or materials necessary for the functionality or production of products manufactured or contracted to be manufactured in Reporting Year 2013. As part of this process, they then responded to risks they had identified:

•	High-risk suppliers were surveyed and asked to respond at a company level;

•	From the three business units indicating the use of 3TG, 22 suppliers were identified as high risk for potentially supplying products or components that contain conflict minerals and sent surveys regarding the country of origin of these minerals. Preliminary responses have been received from all 22 suppliers;

•	Local management representatives reviewed the responses received for reliability and any inconsistent or incomplete responses were flagged for further engagement;

•	Local management are continuing to liaise with these suppliers to educate them about the requirements and to identify the source and chain of custody of the minerals; and

•	Because of the many participants in the supply chain of these products, it is a time consuming process to identify all such participants and to ascertain the country of origin of the minerals. CRH’s RCOI consisted of surveying tier 1 direct suppliers thought to represent the highest risk of supplying components that do or may contain 3TG. CRH’s direct suppliers similarly rely on information provided by their suppliers.

A key part of the process of responding to identified risks was for the cross-functional conflict minerals project team to review the nature and overall risk of supplier responses received. Local management report to the project team regularly. Update meetings were performed periodically during the process, communicating the results of the risk assessment process.

As outlined above, in order to meet our Reporting Year 2013 requirement, we focussed our survey on the 22 high-risk suppliers identified in Step 2. This can be expanded as necessary in future reporting cycles.

Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

CRH does not directly purchase 3TG, instead these minerals are present in a small number of our products through purchased components that contain them or use them in their production process.

CRH is a downstream consumer of necessary 3TG and is many steps removed from smelters and refiners who provide minerals and ores. CRH does not purchase raw minerals or ores, and does not, to the best of its knowledge, directly purchase from any of the Covered Countries. Therefore, CRH does not perform or direct audits of smelters and refiners within the supply chain. As a result, CRH’s due diligence measures rely on assessments carried out by its suppliers and cross-industry initiatives such as the Conflict Free Sourcing Initiative (CFSI) led by the Electronics Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI) to conduct smelter and refiner due diligence.

Conflict Minerals Report of CRH public limited company

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

Step 5: Report on supply chain due diligence

This report and the associated Form SD are available online at www.crh.com.

Section 4: Determination

As a downstream consumer of 3TG, CRH must rely on its tier 1 suppliers to gather information about smelters and refiners in the supply chain. CRH does not, to the best of its knowledge, directly purchase from any of the Covered Countries. CRH surveyed and received responses from all 22 suppliers of the products described above. We have received reasonable assurance on the country of origin from some of the suppliers but we lack sufficient assurance regarding the country of origin from the others. CRH is therefore unable to determine where the 3TG identified through certain supplier responses originated. We are continuing to follow up with these suppliers.

Section 5: Continuous improvement efforts to mitigate risk

CRH intends to take the following steps to improve the quality of supplier responses in connection with its due diligence measures in the next compliance period and to mitigate any risk that the necessary 3TG used in CRH’s products may benefit armed groups in the Covered Countries:

•	Send surveys to suppliers earlier in the calendar year in order to allow suppliers more time to provide a complete response;

•	Expand the surveys to a wider sample of the Group’s suppliers, beyond those judged to be high-risk;

•	Increase engagement with suppliers by helping them understand the importance of this initiative to CRH and encourage their participation in 2014;

•	Revise the qualification process for suppliers to include representations as to whether a new supplier’s product contains conflict minerals; and

•	Include compliance clauses in purchase contracts.

Section 6: Independent audit

Pursuant to Rule 13p-1, CRH is not required to obtain an independent private sector audit of this Conflict Minerals Report for Reporting Year 2013.

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH is providing the following cautionary statement.

This Conflict Minerals Report contains certain forward-looking statements with respect to the steps we intend to take to improve the quality of supplier responses in connection with our conflict minerals due diligence efforts. These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “can”, “intends” or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: our ability to identify additional high-risk suppliers; whether our suppliers respond favourably to our efforts to increase engagement with suppliers; and the feasibility of implementing our planned diligence measures in the next compliance period or at all.